Exhibit 21.1
Energy Recovery, Inc.
List of Subsidiaries

Company Name	Country/State of Incorporation/Formation

Osmotic Power, Inc.	Delaware
Energy Recovery Iberia, S.L.	Spain
Energy Recovery, Inc. International	Delaware
Pump Engineering, Inc.	Delaware